Exhibit 12

Statement re: Computation of Ratios

(In thousands)

	Nine months ended September 30, 2008	2007	2006	2005	2004	2003
Pre-tax income from continuing operations before adjustment for equity earnings and minority interest	$75,657	$90,795	$292,586	$56,450	$36,849	$26,727
Distribution of earnings from equity investees	—	—	378	677	5,757	132

Adjusted pre-tax income from continuing operations before adjustment for equity earnings and minority interest	$75,657	$90,795	$292,964	$57,127	$42,606	$26,859

Fixed charges
Interest expense on all debt and amortization of debt issue costs from continuing operations	$12,203	$14,735	$16,007	$13,335	$9,266	$6,413
Interest expense on all debt and amortization of debt issue costs from discontinued operations	—	2,462	1,469	1,565	1,876	2,233
Portion of rental expense on operating leases attributable to interest	3,076	6,944	6,816	5,344	3,587	3,358

Total fixed charges	15,279	24,141	24,292	20,244	14,729	12,004
Plus: preferred stock dividends	—	—	—	—	782	2,148

Total fixed charges plus preferred stock dividends	$15,279	$24,141	$24,292	$20,244	$15,511	$14,152

Total earnings plus fixed charges	$90,936	$114,936	$317,256	$77,371	$57,335	$38,863

Ratio of earnings to fixed charges	6.0	4.8	13.1	3.8	3.9	3.2
Ratio of earnings to fixed charges and preferred stock dividends	6.0	4.8	13.1	3.8	3.7	2.7